UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)


GOLD HORSE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

38060U209
(CUSIP Number)

January 27, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Michael W. Koza


2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]


3.
SEC Use Only


4.
Citizenship or Place of Organization
United States of America


Number of Shares Beneficially Owned by Each Reporting Person
With:
	5. Sole Voting Power:  128,802
	6. Shared Voting Power:  0
	7. Sole Dispositive Power:  128,802
	8. Shared Dispositive Power:  0

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
128,802


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)


11.
Percent of Class Represented by Amount in Row (9)
5.9%


12.
Type of Reporting Person (See Instructions)
IN




Item 1.
(a)
Name of Issuer
Gold Horse International, Inc.

(b)
Address of Issuer's Principal Executive Offices
No. 31 Tongdao South Road
Hohhot, Inner Mongolia, China


Item 2.
(a)
Name of Person Filing
Michael W. Koza


(b)
Address of Principal Business Office or, if none, Residence
1361 Rowena Way
Sacramento, CA  95864

(c)
Citizenship
United States of America

(d)
Title of Class of Securities
Common Stock

(e)
CUSIP Number
38060U209


Item 3.
The person filing is a:


Item 4.
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:  128,802

(b)
Percent of class:  5.9%

(c)
Number of shares as to which the person has:
	(i) Sole power to vote or to direct the vote:  128,802
	(ii) Shared power to vote or to direct vote:  0
	(iii) Sole power to dispose or to direct the disposition of:
               128,802
	(iv) Shared power to dispose or to direct the disposition of:
		0


Item 5.
Ownership of Five Percent or Less of a Class
Not applicable


Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
Not applicable





Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable


Item 8.
Identification and Classification of Members of the Group:
Not applicable


Item 9.
Notice of Dissolution of Group:
Not applicable


Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/7/12
Date

Michael W. Koza
Signature

Michael W. Koza, Individual
Name/Title